UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 16, 2022, E-Home Household Service Holdings Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an investor (“Investor”), pursuant to which the Company agreed to issue 16,363,636 ordinary shares, par value $0.0001 per share of the Company (the “Shares”) for an aggregate purchase price of $3,600,000, at a per share price of $0.22. Under the Purchase Agreement, the Investor agreed that, without the Company’s prior written consent, within six (6) months after the issuance of the Shares (the “Lock-Up Period”), the Investor will not, and will not cause or direct any of its affiliates to transfer, sell, pledge, or otherwise dispose of any of the Shares or publicly announce any intention to engage in any of the foregoing during the Lock-Up Period. The Investor does not have registration rights with respect to the Shares. The Purchase Agreement contains customary representations and warranties by the Company, on the one hand, and by the Investor, on the other hand, to each other.

The foregoing description is qualified in its entirety by reference to the full text of the Purchase Agreement, a form of which is furnished hereto as Exhibit 99.1 and incorporated herein by reference.

The issuance of the Shares to the Investor was made in reliance on the exemption provided by Regulation S. The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This report on Form 6-K does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-265214) and on Form F-3 (Registration Number 333-259464) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit	Description
99.1	Form of Securities Purchase Agreement, dated August 16, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2022	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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